Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	6,740,780
Loans receivable from related party		27,258
Prepaid expenses		5,000
Total assets	$	6,773,038

Liabilities and stockholders' equity		
Liabilities		
Accounts payable	$	230,341
Liabilities subordinated to the claims of general creditors		6,000,000
Total liabilities		6,230,341

Stockholders' equity		
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in-capital		1,263,573
Accumumulated deficit		(721,876)
Stockholders' equity		542,697
Total liabilities and stockholders' equity	$	6,773,038

The accompanying notes are an integral part of these financial statements.